Re: Mirant

Deutsche Bank Corporate Trust Americas
DB Services Tennessee, Inc.
Reorganization Unit
P.O. Box 292737
Nashville, TN 37229-2737

News Release Media contact: James Peters, 678 579 5266 David Payne, 678 579 6065 Investor contact: John Robinson, 678 579 7782 Carey Skinner, 678 579 3602

June 2, 2003

Mirant Announces Offers to Exchange New Secured Notes Due in 2008 For $1.45 Billion of Existing Bonds Due Within 3 Years

Restructuring of Bond Debt Is Key Step in Overall Restructuring Plan; Refinancing of Bank Debt Also Necessary

     ATLANTA – Mirant (NYSE: MIR) announced today that it has offered to exchange $750 million of 2.5 percent convertible debentures (due 2021 but puttable in 2004), and $200 million of 7.4 percent senior notes (due 2004) for new senior secured notes (due 2008).

     Mirant said it is offering $1,000 of the new secured notes for each $1,000 of the convertible debentures, and $1,000 of the new secured notes for each $1,000 of the senior notes.

     Mirant also announced that Mirant Americas Generation LLC (“MAG”), a Mirant subsidiary, is offering $1,000 principal amount of new secured debt in exchange for each $1,000 principal amount of the $500 million face amount of its outstanding 7.625 percent senior notes due 2006.

     In addition to the bond debt restructuring, Mirant is negotiating with its bank lenders to obtain new senior secured revolving and term loan credit facilities to refinance Mirant’s and MAG’s existing credit facilities. The company said no agreement has been reached with its banks but that on May 29, Mirant obtained an extension of its waiver agreement with its banks to July 14.

     The new senior secured credit facilities and the new notes would be secured by first priority liens on the assets of certain direct and indirect U.S. subsidiaries of Mirant, shared equally and ratably among the holders of the new notes, the new MAG notes, and the new credit facilities. They will also be backed by a pledge of 100 percent of the stock of certain indirect U.S. subsidiaries of Mirant and 65 percent of the stock of certain indirect foreign subsidiaries of Mirant. Currently, none of the Mirant or MAG debt that is the subject of the exchange offers and bank negotiations is secured. On May 30, two of the agent banks informed Mirant that they do not support sharing first priority liens with bondholders.

     Marce Fuller, president and chief executive officer, said, “After a great deal of analysis, we concluded that this bond debt restructuring, coupled with a concurrent bank debt restructuring, is the best way for all of our creditors to receive full payment for what we owe them, while taking steps to preserve value for our shareholders. We believe these exchange offers meet the needs of our debtholders and also are in the best interest of Mirant’s various stakeholders.”

     Implementation of the bond debt exchange offers is contingent upon successful renegotiation of the bank debt, Mirant said.

     As a part of its exchange offer, Mirant is also asking holders of the target Mirant debt to vote in favor of a “fast track” pre-packaged plan of reorganization, in case an insufficient number of banks or bondholders agree with its out-of-court restructuring plan. The terms of the plan of reorganization are substantially similar to the terms of the exchange offer and bank debt refinancing, and would not affect other creditors of Mirant or MAG.

     Refinancing of the credit facilities requires the agreement of all of the company’s banks. The Mirant exchange offers currently require holders of 85 percent of the face amount of the Mirant debt sought for exchange to agree to a new plan. By comparison, a pre-packaged Chapter 11 reorganization only requires the approval of two-thirds in amount, and more than one-half in number, of the solicited creditors who actually vote on the plan. Upon confirmation of a plan of reorganization, all affected creditors are bound by its terms, whether they voted or not and regardless of whether they voted in favor or not.

     “Although our strong preference is to do this restructuring out of court – and we are hopeful we can do so – an in-court restructuring plan would provide essentially the same financial consideration to existing debt holders as is offered under the exchange offer,” Ms. Fuller said.

     The exchange offers, whose terms are fully described in the exchange offer and disclosure statement documents provided by the company to its target debtholders, will expire on June 27, 2003 unless extended. The exchange offer documents have been filed with the Securities and Exchange Commission, and are available on the company’s web site, at www.mirant.com.

     Mirant is a competitive energy company that produces and sells electricity in the United States, the Philippines and the Caribbean. The company owns or controls approximately 22,000 megawatts of electric generating capacity around the world. Mirant integrates risk management and marketing activities with its extensive asset portfolio.